

vampr

The **largest music social network** is about to become the **LinkedIn for all creatives**

vampr



vampr

 App Store
BEST OF 2017

Who you know and where you live are vital to finding success

Vampr – The LinkedIn for Creatives



MUSICIANS
ANIMATORS
WRITERS
GRAPHIC ARTISTS
MODELS
FASHION
ACTORS
EDUCATORS
DIRECTORS
PRODUCERS
CRAFTSMEN
PUBLICISTS
PHOTOGRAPHERS
RETAIL


vampr
CONNECT
Emma, 22
Guitarist, Producer, Singer
Electronic, Folk, Indie
 

The Business Model

Vampr Pro Monthly Subscription

Premium features incl.
Additional Swipes, Profile Boost,
Verified Accounts, Collab Tools

ARPU $2.69 (H2 2020)

Contextual Ads & Content Promotion

CPE and Lead based
with Services,
Manufacturers, Retailers

ARPU $1.20 (H2 2020)

Recent Ad Campaigns

BBC

EMERGE 45 ATLANTIC

Ave. 20% CTR

Traction

10k	8:58	198	$0.09	4m	24m
DAUs	Average Session	Countries with active users	Ave. CPA	Connections	Swipes



— Signups   — MAUs

V2 RELEASE

Jan-17 Apr-17 Jul-17 Oct-17 Jan-18 Apr-18 Jul-18 Oct-18

Accelerators: FbStart from facebook   aws activate

Executive Team

    

Josh Simons
CEO & Co-Founder
Growth and Marketing

B.Bus. Successful songwriter/
artist and indie record label
manager with multi-million
streams and global touring
experience with **Carrie
Underwood** and **Keith Urban**

Baz Palmer
Co-Founder
Business Development

Experienced tech
entrepreneur with companies
turning over $75M/annum.
Hall-Of-Famer and multi-
platinum artist with
Hunters & Collectors

Troy Walters
CTO
Product and Technology

Bachelor of Computer Science
and Software Engineering.
Live broadcast veteran and
developer with all three of
**Australia's largest television
networks**

Russell Colman
Group Chairman
Financials

B.Eng., M.Sc. 30+ years
experience in tech R&D and
startup ventures. Most recent
venture, **ATMECO**, acquired in
2014 by international private
group operating worldwide

Matt Adell
Advisor
Music Tech Veteran

CDO of **Native Instruments**.
Formerly CEO of **Beatport** and
Vice-President of **Napster**. Multiple
exits under his belt with 20+ years
experience working at the
intersection of music and tech

with team members formerly of allans billy hyde   soundhalo   beatport   TYPHOON   NI   SONY BMG MUSIC ENTERTAINMENT   W   PIAS   napster

WHY IT WORKS – EFFICIENT MOBILE NETWORKING

1

Quick
signup with a
single click

2

Frictionless
grab your
content from
existing
platforms

3

Simple
search powered
by proprietary
algorithm

4

Instant
connections
with a single
swipe

5

Audio Visual
user profiles
with YouTube
and SoundCloud
integration

6

Secure
messaging and
anonymity
controls – safe
community

7

Multilingual
English, Español,
中文, Français,
Italiano, 日本語,
Português,
Русский and
Türkçe

8

Gamified
networking
tool – no
longer a
chore



vampr



WHAT MAKES VAMPR DEFENSIBLE?

GROWTH + SCALE

EXISTING AND NEW CHALLENGERS CAN'T KEEP UP

CASE STUDY IN Q2 2018...

▲8% MoM

vampr
48K
MONTHLY
NEW USERS

RYSE
★REVERBNATION
TREBLE FM
jammcard
29K
COMBINED

▼4% MoM

COMPETITOR DATA SUPPLIED BY apptopia

vampr

CRASH FREE EXPERIENCE

IN THE PAST 90 DAYS

99.43%
● CRASH-FREE USERS

99.94%
● CRASH-FREE SESSIONS

98.45%
● CRASH-FREE USERS

99.71%
● CRASH-FREE SESSIONS







CRASH DATA SUPPLIED BY ◈ FABRIC



vampr

PREVIOUS INVESTMENTS

$900,000

MAY 2015 - FOUNDED:
Develop Scope of Works for MVP
Brand Development and Company Creation

OCTOBER 2015 - SEED 1:
Trademark Brand and Protect IP
Build and Release MVP on iOS within 12 months
Reach 10,000 users by end of funds drawdown

SEPTEMBER 2016 - SEED 2:
Build and Release Android in 6 months
Formation of US Structure and Relocation
Scope, Build and Release Version 2
Establish Advisory Board
Reach 100,000 users by end of funds drawdown





EXCEEDING EXPECTATIONS



FEATURED IN:

 

THE TIMES · HUFFPOST · tuneCORE · APRA AMCOS · TECHINASIA · FINANCIAL REVIEW · Reverb · The Daily Telegraph



vampr

USE OF NEW FUNDS

$1.5MILLION

TO BE DEPLOYED OVER 18 MONTHS

JUNE 2019 - REG CF:
Build Vampr Pro (Subscription Module)
Develop In-House Sales Team
Further Multilingual App Support
Create First Meaningful Revenues

PROJECTED GROWTH:
1.3M Monthly Active Users by December 2020
50% DAU/MAU ratio by end of funds drawdown

PROJECTED REVENUE:
$3M Gross Revenue by December 2020
Derived primarily through subscription



* Calculated on December user data. Financials available in Form C

 vampr

THE MATH

If **4.5%** of our existing **75K MAUs** who are growing at rate of **12.2% MoM** 12 month ave.

spend **$4.99 / month** on **Vampr Pro**, our post-investment **EBITDA** looks like:

	Yr-1	Yr-2	Yr-3	Yr-4	Yr-5
Revenue	$339,859	$3,183,894	$6,367,788	$12,735,576	$25,471,151
Costs	$1,048,699	$1,744,664	$2,616,996	$3,925,494	$5,888,241
EBITDA	($708,841)	$1,439,230	$3,750,792	$8,810,082	$19,582,910



vampr

SUCCESS ASSUMPTIONS

Macro Assumptions
- Year 1 commences upon receipt of new funding
- Assumes capital injection of USD 1.5M
- Growth calculations up to and including Year 2 are based on historical growth trends
- 12 month MAU growth sits at 12.2% MoM and Signups at 19.9%
- Years 3-5 are calculated on growth trend of Year 1 & 2, modified to account for effects of scale, including slow-down and assume a 50% increase in development and marketing expenditure year-on-year

1. Contextual Ads
- $2 CPC or $0.40 CPE
- Minimum two-week engagement per campaign

2. Vampr Pro
- Subscription rate of 4.5% of Monthly Active Users based upon leading meet platform average
- Monthly subscription cost of $4.99



vampr





5 YEARS FROM NOW – COMPLETE MARKETPLACE FOR THE ENTIRE ECOSYSTEM

SOUNDCLOUD
YouTube
amazon
IMDb
bc
MASTERCLASS
vampr

= Current Integration

Integrated seamlessly with all essential services used by creatives

THANK YOU

VAMPR

AVAILABLE NOW ON iOS AND ANDROID

Investor Relations
info@vampr.me

Press Enquiries
social@vampr.me

3110 Main St, Building C, Santa Monica, CA 90405, USA

 vampr